

**SEVERN
TRENT**
ENVIRONMENTAL LEADERSHIP

1 October 2008

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

08005263

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax   44 121 722 4290
Our Ref LMG

BEST AVAILABLE COPY

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange
Announcement was released today:

'Total Voting Rights'

Yours faithfully

H. Woodall

**Michelle Woodall
Assistant Company Secretary**

Encl.

SUPPL

PROCESSED
OCT 1 0 2008
THOMSON REUTERS

Registered in England & Wales
Registration No. 2366619
Registered Office
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc (the "Company") - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company would like to notify the market of the following:

As at 30 September 2008, the Company's issued share capital consists of 235,578,667 ordinary shares of $97^{17/19}$ pence each with voting rights. The Company holds no shares in Treasury. Therefore, the total number of voting rights in Severn Trent Plc is 235,578,667.

The above figure of 235,578,667 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Severn Trent Plc under the FSA's Disclosure and Transparency Rules.

www.severntrent.com

